UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   0-13507

CUSIP NUMBER  78176P108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  June 30, 2010

☐         Transition Report on Form 10-K
☐         Transition Report on Form 20-F
☐         Transition Report on Form 11-K
☐         Transition Report on Form 10-Q
☐         Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:        n/a

PART I – REGISTRANT INFORMATION

Rurban Financial Corp.
Full Name of Registrant

Former Name if Applicable

401 Clinton Street
Address of Principal Executive Office (Street and Number)

Defiance, Ohio 43512
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form            11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rurban Financial Corp. (“Rurban”) was unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “Form 10-Q”) within the prescribed time period because Rurban and its independent registered public accounting firm required additional time to complete their review of the condensed consolidated financial statements to be included in the Form 10-Q.

As previously reported in Rurban’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, Rurban’s banking subsidiary, The State Bank and Trust Company (“State Bank”), is in the process of converting its data processing from the Single Source™ system owned by New Core Holdings, Inc. back to RDSI’s previous data processing system.  As a result of this conversion process, Rurban and its independent registered public accounting firm require additional time to perform necessary reconciliations and to resolve certain outstanding issues related to Rurban’s condensed consolidated financial statements for the quarter ended June 30, 2010.

Rurban intends to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Anthony V. Cosentino	(419)	783-8950
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so:  attach an explanation of the anticipated change, both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rurban expects that the changes in its results of operations to be included in the Form 10-Q will be consistent with the information included in Rurban’s July 28, 2010 news release previously furnished as Exhibit 99.1 to Rurban’s Current Report on Form 8-K filed on August 2, 2010.  However, because Rurban and its independent registered accounting firm have not yet completed their review of the condensed consolidated financial statements to be included in the Form 10-Q, such information is subject to adjustment.

Rurban Financial Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2010	By:	/s/ Anthony V. Cosentino
Anthony V. Cosentino
Executive Vice President and Chief Financial Officer